Exhibit 99.1
FOR IMMEDIATE RELEASE — April 27, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSX Symbol — PEF; NYSE Amex Symbol — PED)
PETROFLOW ENERGY LTD. FILES ANNUAL RESERVES INFORMATION
Petroflow Energy Ltd. today announces that it has filed its Statement of Reserves Data and other oil and gas information (“NI 51-101”) with an effective date of December 31, 2008.
These filings are included in the Company’s Annual Information Form and can be accessed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the US Securities and Exchange Commission (“EDGAR”) website at www.sec.gov/edgar.
Forward looking Statements
This news release contains statements about oil and gas reserves data and other oil and gas information that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.
Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For additional information, please contact the following

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
985.796.8080	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com
The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.